SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

March 8, 2022

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (‘Credicorp’) notifies you, as a Material Event, that in its session held on February 24, 2022, Credicorp’s Board of Directors unanimously agreed on the following:

1.
Approved the Annual and Sustainability Report of Credicorp for the financial year ended December 31, 2021, together with their annexes, that the Chairman will present at the Annual General Meeting, called for 3:00pm (Peru time) on March 29, 2022 (‘AGM’).

2.	Approved the presentation at the AGM, by the Chairman of the Board, of the Sustainability Strategy of Credicorp.

3.
Approved the consolidated financial statements of Credicorp and its subsidiaries, for the financial year ended December 31, 2021, including the report of the external auditors Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, representatives of PricewaterhouseCoopers in Peru, to be presented at the AGM.

4.
Agreed to recommend for consideration of the AGM (i) the appointment of Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada, representatives of PricewaterhouseCoopers in Peru, as the external auditors of Credicorp and its subsidiaries for the financial year 2022, with the previous authorization of the Audit Committee; and (ii) the delegation of the power to set and approve fees for such audit services to the Board of Directors (for further delegation to the Audit Committee thereof).

In addition, we hereby notify you as a Material Event, that between March 1, 2022 and March 4, 2022, Credicorp distributed the documents that support the proposal that will be addressed in the AGM.

Documents mentioned above are available through the following hyperlink: https://credicorp.gcs-web.com/annual-materials.

The information in this Form 6-K (including any exhibit or appendix hereto and any information available through the hyperlink above) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2022

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative